SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES
ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-9 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

July 30, 2002

SONERA CORPORATION
(Name of Filer)

SONERA CORPORATION
(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL HELD BY SONERA CORPORATION ON JULY 25, 2002.

Sonera 2Q02 Investor & Analyst Conference Call
Thursday 25 July 2002
15:00 Hrs UK Time
Chaired by Harri Koponen, CEO, Sonera Corporation

Jari Jaakkola, Executive Vice President, Corporate Communications & IR

Good morning ladies and gentlemen in America and good afternoon to you in Europe. This is Jari Jaakkola, Executive Vice President, Investor Relations speaking from Sonera. I will act as chairman in this conference call. You are very welcome to join this presentation and discussion of Sonera’s interim report which we have announced today. As mentioned in the invitation you will find the press release on our website at www.sonera.com. Please find there also a set of slides which are now going to present. But before that, from Sonera’s management present are Harri Koponen — President and CEO, Jaimo Eloholma — COO and Deputy CEO, Kim Ignatius — CFO, Anni Vepsalainen — Executive Vice President representing domestic mobile, Juha Varelius — representing Service Businesses, Jaakko Nevanlinna — Executive Vice President representing... I’m sorry Jaakko is not joining us at the moment but I will move on to our next participant which is Niklas Sonkin who is Executive Vice President responsible for Corporate Strategy and Chairman of Smart Trust.

We will start with a roughly twenty minute presentation by Harri Koponen and Kim Ignatius. Mr Koponen will first highlight Sonera’s second quarter and take you through our outlook for the remaining year. After him Mr Ignatius will present group key figures and Q2 per business area. After the presentation we are happy to discuss with you on the figures and the business development until 6pm Finnish time. In view of the time constraints I encourage you to concentrate on questions with general importance. When moving into the Q&A session our operator will assist you technically to pose your questions and after the call obviously Sonera’s IR Department is at your disposal later on today and then also tomorrow for further queries. There are around 80 equity analysts and investors participating in this conference call. I will have hand over to Harri.

Harri Koponen, President & CEO

Well good morning and good afternoon ladies and gentlemen. Let me guide you through the highlights of the Q2 results. First of all if I’m looking at the pre-tax profits have been improved, over €100 million over this quarter. We can say that the profitability and operating cash flows rose to record high levels. The underlying EBITDA got to the level of €195 million. Cash provided by operating activities, €209 million, it was negative 3 million last year. Comparable revenue grew by 5% and mainly up in €548 million. Underlying profits before income taxes and minority interests improved significantly to 78 million so this I think an excellent achievement to get this 100 million improvement there. Our net debt fell to €2.1 billion and financing CAPEX by asset sales of €3.3 billion and share issue of €1 billion during the past 18 months.

If we go to the profitability, that continuously improved and this quarter we ended up in this 195 million as you can see from the slide and I think this is an excellent performance from the company in the existing times. Look to cash flows from operations also improved significantly ending up in €209 million and of course this is the cost of the efficiency programs in the company — what we have carried out. The excellent behaviour of the CAPEX side of the company and the OPEX side, of course, the interest would be a bit down and of course we have no one-time items in this. So those are the reasons why the cash flows are better at this level. Of course then we have this write-down of the UMTS investment. This is a significant non-cash write-down and it’s value is €4.3 billion pre-tax, on the Germany and Italian UMTS investment.

Equity to asset ratio will improve from the current 33% to approximately 40% by the end of this year. The ability to pay dividends will remain based on our existing dividend policy based on the cash flows. And, of course, one of the big highlights during the quarter was that the EU approved the merger between Sonera and Telia in July and so we are very delighted about that decision. And then we have as you remember the seven key action item program and we have already said that one of the action items is away from the topic. And that was the pressure against the balance sheet so we have fixed that and then we have six remaining items and the first one is this UMTS invested is cap in Europe, contractual obligations a maximum of €458 million until 2010. Then the radical scale down of the service businesses proceeded rapidly and we made in that area great satisfactory results and I’m very happy to say that after the very heavy restructuring the businesses are alive and they are still doing the results that we expected to do and that they are moving ahead as planned. Overall cash flows from operations improved very strongly and successful execution of asset disposals totalling 3.3 billion since the beginning of 2001. Of course this item will be also here Finland if we can provide cost efficient transporters of new generation in mobile communications. If proceeding according to the plan here in Finland we have stated that we will open this pre-commercial UMTS trial in Finland — that’s ready for September. Although there is still a life in the UMTS, we believe.

A new integrated business organisation to improve customer driven approach was implemented beginning of July and it was actually effective on the 1st of July 2002. And its now fully in operation and of course now we have to just improve to our customers that it actually brings that benefits that we have stated earlier. When we go to the outlook for the full year we have said that we keep it unchanged. The Group’s comparable revenues will grow in 2002 although at a clearly lower rate than in the previous year. The Group’s underlying EBITDA will improve by about a third from the previous year and EBITDA margins will arise above the 30% level. Underlying EBITDA loss from the services business and there I can restate that the maximum loss will be €50 million. The groups underlying operating profits nearly doubled from the year 2001 and underlying equity loss in associated companies can now alter their rates from 150 million to 200 million in 2002. CAPEX is estimated to decrease to slightly below €300 million and underlying EBITDA less cash-based net interest expenses led CAPEX to be over 300 million in 2002. And before I hand it over to Kim Ignatius our Chief Financial Officer, I can say that as a company we made excellent operating results. During the quarter we have kept our EBITDA guidance and caps from the operations will be better than forecasted or announced earlier. So please Kim present the rest of the results.

Kim Ignatius, Executive Vice President, CFO

Thank you Harri, good morning, good afternoon my name is Kim Ignatius I will go through some of the key financial indicators for the group and also go through the Q1 figures right through to process and the outcome and then finally look at different business unit results. Starting with the consolidated income statement numbers the revenues for the group were at the level of €548 million. This shows a decrease of 2% compared to last year. The decrease is because of sales of operations, comparable revenue growth at the level of 5%. Looking at the underlying EBITDA, we reached a level of €195 million which is the highest ever quarterly EBITDA for the group. The success for this quarter is based on the major improvement in the service businesses performance and also on the continued strong performance of the domestic mobile operations. When you look at the reported operating profit of the 303 million negative, what is impacting it is that we have booked the write-down of the UMTS investment on our EBIT level because the Italian home company is not an associated company of Sonera. The total write-down of the Italian UMTS is €436 million, it includes the payment that we so far made on the license and also includes the payments still to be made. Comparing the EBIT to last year’s number which is 626, that 626 includes the gain that we had from VoiceStream and Powertel share sales. The underlying operating profit improved significantly and was at the level of 114 million when the comparable number last was 38 million. Moving forward with the Group’s P&L, the equity loss in associated companies includes the write-down of the German UMTS totalling €3.8 billion. In the 3.8 billion we have also included the interest income receivable that we have booked and have from the German operation. What as eventually happened at the end of June is that we have converted all the shareholder loans that we had with the Group 3G and the interest receivable into equity in that company and we are taking a write-down on that total equity. The underlying operating profit before income taxes and minority interest improved significantly. We recorded over a 100 million improvement compared to the same quarter last year and can be very proud about that. The loss per share of course because of the write-down is a high one — €2.6 per share but I do still want to point out that the write-down does not change the current dividend policy of Sonera going forward.

I would now like to move a little bit in more detail to the impairment that we have taken and start by going back a bit to walk you through the practice that we have used. We have since summer 2001 done a quarterly impairment test and for the last quarters have used the business plan that both the shareholders and the companies for itself have approved the spaces for the impairment testing. We have always done the analysis on or according to the Finnish GAAP and also according to the US GAAP. When doing the Finnish GAAP test we have taken into consideration the IAS requirements. The analysis as I said has been based on a jointly approved business plan. Currently the company itself doesn’t have a new plan since November so this time when we did the impairment testing it has been based on Sonera’s view on the market development and the possibility of Quam to compete in that marketplace. Telefonica has built their own assumptions and done their own impairment testing so we have not used necessarily the same data but have reached pretty much the same outcome. Every time we do the testing both Sonera’s Board of Directors as well as the audit committee of the company go through the impairment analysis and of course it’s up to the Board finally to make the decision on it.

What has happened now and why did we take the impairment is that we, of course, we have now a history of six months of being in the German marketplace. We have also looked at the market development, if we started the market development, the German market is developing much slower than anticipated in our earlier plans. Actually the German market is one of the slowest developing mobile markets in Europe right now. Also looking at the performance of Quam in Germany we have not reached the market position that we though that we would. During the first half of the year we also see that the customer base that we currently had being maybe pre-paid is not giving us the quality of the customer base or the ARPU levels that we expected. Also the recognition of the Quam brand is not where it was planned to be. We also have fairly high cost levels because of the roaming agreement that we have in place which don’t necessarily match the current volumes that we have in the marketplace. In addition the capital costs in vendor financing and non-recourse financing are at a very much higher level than anticipated earlier. Overall we all know of course as well that the 3G technology and the launch of the technology has been delayed. When we combine all the information that we have from the market and from Quam operations and also look into strategic studies that we’ve done with outside experts as well and add all the financial analysis that we’ve done here in Finland with Pricewaterhouse Coopers and I understand Telefonica had used own advisors to run thorough different financial models.

The outcome has been that the earlier chosen strategy is not feasible to get the company into profitability and the current GSM and GPRS operations do not in any way support a future UMTS launch when it comes to building value. Therefore the Board of Group 3G has yesterday made a decision to halt the operations, the current operations in the German market. Based on the experiences in Germany a similar analysis has been performed by Sonera on Ipse in Italy and we have come to the same outcome that both the values of Group 3G and Ipse need to be written down to a level of zero and this right now, of course, is a non-cash write-down. We do understand when doing this analysis that we are a financial investor in both of the ventures and therefore need to be conservative in our approach. We have booked a deferred tax benefit of 29% of the write-down and this tax benefit can be utilised within the next ten years against the taxable income from the operations in Finland. We did a similar analysis on Xfera in Spain. The market situation is different in Spain but there’s less players than in Germany. There was not cost for the license itself and together with our shareholders we do believe that the business plan is feasible and therefore we have not taken down the value of our investments in the Spanish market.

I will now move to the domestic business units, the mobile communications in Finland reached a revenue level of 319 million — it’s an increase of 3%. The EBITDA was at last year’s level at €161 million an EBITDA margin of over 50% so we can say here that a very strong profitability level of the domestic mobile operation continues. When we look at some of the key drivers here we’ll see that the minutes of usage increased 155 minutes compared to 150 last year. We see also the amount of SMS messages increasing but do recognise that the ARPU levels are coming down because of the competitive environment in the marketplace. We’re very happy to note that during this quarter the number of subscriptions grew by a net of 42,000 subscribers. Also the churn levels which were fairly high at the end of the year and in the beginning of the year have now kind of normalised and are at the very good level of 10.7%. Going to the service businesses, a big part of the profit improvements comes from the services businesses where underlying EBITDA was minus 8 million when the comparable number last year was 69 million. We see improvements in almost all of the different service businesses but can be especially pleased with zed performance and also with the performance of Juxto, Plaza has already reached a zero level. Juxto is probably the next one to come then hopefully.

Going to Sonera’s telecom we recognise the revenue of 264 million with a decrease of 2%. Again we’ve done transactions here selling the operations of Primatel and Gateway so the comparable revenue number would have been 4%. Looking at the EBITDA we have 12 million less EBITDA this year than last year. There are a few things impacting it, there has been from the beginning of this year a revised revenue sharing of mobile international call revenues. This has impacted telecom negatively by 4 million for the quarter. We have provided for receivables from KPNQuest and Worldcom at a level of 4 million and then there is the impact of the sold businesses. The underlying business is performing pretty much in line with last year’s performance. We do see a reduced number of minutes in the domestic voice services. When it comes to the data services there is very, very tough competitive environment but where you can still see an increased level of revenues in that area. Where you have the above ADSL sale subscriptions our original target for the year was 30,000 we already are now at the level of 27,000 with a good sized backlog still in our books.

Going to the associated companies 3G, the negative number of 21 for Fintur, Turkcell actually have had a breakeven result already during Q1, we do report Turkcell by one quarter behind our schedule. 3G associated companies, this 90 million comes from the operations in Germany and, of course, in this schedule we do show the write-down of the group 3G. Looking at the customer basis of Turkcell megaphone and Fintur we can see that there is a very positive development in all of these companies. The Fintur transaction is still expected to be closed during the summer and we are facing delays mainly because of the bankruptcies in the Turkish market and because some of the parties being involved in the Fintur transaction also being owners of bank operation. All the parties still do want to close the deal and also the authorities in the Turkish market are supporting the closing of the deal so we hope to be able to do that within the coming weeks.

Moving to the financial income and expenses, we still for the month of June show an interest income from the German company at the level of 24 million. This of course at the end of June was converted together with the other receivables and shareholder launch into equity in Germany and it’s now being written down. So starting in July there won’t be any interest income from the German unit naturally. Also we will not continue capitalising any interest expenses for the German corporation.

Going to the balance sheet, just a few comments. Long-term investments of receivables, the 2.7 billion number includes a 1.2 billion tax receivable based on the write-down. Other major holdings we have there is Turkcell, roughly at the level of 500 million, the Baltics investment 600 million, and then we have Xfera, Metro(?),

Fintur and some smaller holdings. We do believe that all the values of these investments are on a solid basis. Looking at the shareholder’s equity and minority interest it is totalling €1.8/1.9 billion and we do have 360 million as distributable equity.

The last slide showing the net debt development one and a half years ago almost at the level of 6 billion, now at the level of 2.1 billion, the latest transactions being the Eliska transactions or the DT shares we got from the Eliska — Libancell, Primatel, and Gateway. I would like to comment that we have been able to execute this transaction getting quite a good level of gains from them. Just the US transaction and everything that happened related to that provided us with 1 billion gain from the transactions and all the other ones have also been positive transactions for the company. Of course the write-down will not impact the net debt levels in any way, it will also not impact the net debt to EBITDA ratio which is currently at the level of 3 and also we want to state that whatever investment plan we will have in the future will not because of the write-down change any of the earlier stated targets that we have set for our capital structure or the net debt to EBITDA ratios. I would also like to add here that we have been in contact with the rating agencies and after the preliminary discussions don’t see any greater increase on our current ratings. This concludes my part of the presentation, I would like to hand it over back to Jari Jaakkola, thank you.

Jari Jaakkola

Thank you Kim, operator we will now start the Q&A session can you please assist our Internet technically how to pose their questions.

Questions and Answers

Terry Sinclair — Citigroup

Just a question on CAPEX can you tell us whether using the current CAPEX levels are sustainable or whether they are unnaturally low given the corporate position that you’re in?

We have given guidance earlier on the CAPEX level separately for the business units and don’t see that there’s any need to change those guidance’s for the coming years. Currently there might be some reduction in CAPEX because of the delays in the UMTS investment meaning that some portion of the last six months CAPEX might be transferred to the beginning of next year but overall no change in our views on the levels.

But you’re not aware of any important postponements being made given that?

No.

Ok thank you very much.

Jeremy Taylor — UBS Warburg

I just have three questions, first of all on the UMTS tax credit that you’ve generated I just wonder if you could give us an indication of how concrete that tax credit is, I mean, just thinking about it Sonera soon going to be in the hands of the Swedish investors and I wondered what the government though about paying or giving a tax credit for the next ten years was on that basis? Secondly, I noticed that MegaFon seems to be doing quite well in terms of subscriber growth and I wondered if there are any funding requirements coming out for the business and my question has already been touched upon in terms of CAPEX but I just wondered if you could give us a sort of indication of depreciation going forward for the domestic mobile business?

Ok Harri will start and then Kim will add on.

For tax credits this company is about to merge with Telia but we have not yet merged so this is in the hands of Sonera’s investors and this will remain as a core company and if Telia/Sonera merged it will be a daughter company and Sonera will have this tax benefit. Over the next ten years it’s one billion and of course there will be a discussion with the tax authority but we can justify that this is a real gain.

To add to the tax question, it’s capital gains and capital losses impact taxes in Finland and of course the tax losses can only be used to gain taxable income for Sonera in Finland so there isn’t any kind of a transfer into any Swedish units here. What the tax authority wants to make sure is that a portion of the write-down of the total write-down is a permanent loss, that is the question that will be raised. When it comes to the depreciation levels there is no change and overall at the group level, and then this applies also for the mobile, you can say that the depreciation is pretty close to the levels of the CAPEX of the unit. MegaFon funding, we are currently looking into different strategic scenarios for MegaFon. Going for a full-scale Russian operation requires more funding from the holders than we have indicated for Sonera’s part earlier. I think one key question here will be the merger of Telia and Sonera. When the merger goes through we will have a much bigger stake in the Russian operations and then need to make decisions on to which level we want to invest in the market. But we do see it as an important growth area and we’ll of course continue supporting it. But to give you an exact number now would be premature.

So you don’t have an indication for the sort of capital that the overall MegaFon group will need over the next sort two to three years? I mean is this cash flow positive or negative?

Well you have a cash flow positive operation in St. Petersburg earlier for Northwest GSM, you of course have a different situation in Sonic Duo in Moscow and if you widen your operation to new regions then of course they are start-up operations that will have negative cash flows. If you go for a full-scale operation in Russia, the equity requirements for the company will probably be at the level of €200 million for all the shareholders’ combined.

Ok, sorry if I could just add one further question, I just want to say about the Fintur assets that you acquired during the quarter, I assume that they have not been consolidated yet and I just wondered if you could give us any numbers or have those assets performing in the first half of this year?

First of all, it’s Harri Koponen, is that the transaction is not yet completed and as Kim mentioned in his part that this is due to the banking crisis there and we are now waiting for the authorities to give approval to move forward in this area and we have met the backing authority and they didn’t have any objections to that but, of course, there is legal proceeding going on and we have to wait for that to be over and then we can complete the thing, on Sonera’s behalf we want to complete it as soon as possible.

When it comes to, this is Jari Jaakkola, when it comes to Fintur’s operations profitability they have continued on the previously stated last year’s relatively high EBITDA levels and there has been a 130,000 net addition in this quarter for Fintur’s GSM companies.

And what’s the approximate level of revenues in the first half? Do you know?

The approximate levels...they have not published their results. Last year the combined level of revenues for the companies was approximately $180 million and there has been growth obviously since then but I cannot give you a specific figure because they have not published their results yet.

Ok thank you very much.

Niklas Antman — Kairos Investment Management

First of all congratulations on a solid report once again. Then I have a few questions relating to the proposed merger, first of all is when are you planning to publish the prospectus and basically start the offering period? Number two, when are you planning to announce the full management team of the proposed new entity and basically if you can just on those quick short questions answer first and then I have a little longer question after that?

When it comes to the prospectus I think that we have now stated, Telia and Sonera have stated that we will include the Q2 results in the prospectus so now there’s work to be done in both companies for Telia and Sonera to conclude the existing numbers to the filing and then we have to file it to the SEC as quickly as possible after the SEC filing and when that’s completed I think that the offer will begin. It’s very hard to predict but as fast as possible we can do this we will proceed. When it comes to the management team the announcement for that will come later, not at this time, there are some other things that we are now planning in the integration.

Ok and then thirdly, I mean this is a question for your board, I understand that but looking at your numbers basically that you are reporting now and then also on the forecast that you are giving me and as a shareholder in Sonera I mean you are having now a very clean P&L, you are having a very clean balance sheet and you have a very strong cash flow and putting all these together with the forecast that you are providing to me basically you are trading both on cash flow and on earnings on very low double-digit numbers. In addition to that you have substantial values in your holdings in the Baltics, Russia and in Turkey and your share price is being affected by the proposed merger terms which was at the end of March. Are you still at these levels, committed to such a deal? I mean just from a shareholder’s point of view it seems like an extreme bargain for whoever is taking over at these levels.

Of course we are happy about what you said about Sonera’s performance but then you have to look at Sonera’s shareholders, what can be created and what type of upside there is together with Telia/Sonera together and it’s based on those kinds of assumptions. That’s the way we start to look at the values because this is a merger of equals and it’s based on that kind of an approach, you can kind of look at what we can create as a value for the new shareholders of the Telia/Sonera I hope.

Absolutely, I agree on that and I hope there’s going to be value created but I mean the starting base should be fair and not the value that has been created already in Sonera by Sonera’s management or Sonera’s shareholders who () shouldn’t be given over, in my opinion, to the Telia shareholders. And I mean one substantial aspect of this I think is what you reported today of the decision to write-down your 3G commitments and basically creating a 1.2 billion tax shield which is all Sonera shareholders worth one per share which is substantial when you share is trading at €4.

But you should also look at what this new entity can do in a marketplace where you can see Sonera’s coming out very strongly from the existing situation. I think together Telia and Sonera will be even more stronger. There’s a good opportunity to grow in the East, there’s good opportunity to grow in our home domestic base and there’s also the synergies that can be brought up from these two companies and I think there’s an excellent value creation.

I 100% agree with you what you are saying but for me when I’m looking now on your numbers and I’m looking on the other one that we are proposing, the other one is trading at much higher multiples on anything I’m looking, cash flow being () whatever they are trading at higher. That’s my concern, that it should be fair when we start. I know that you can create some synergies and I have no doubt about that of a bigger entity but I think that the starting point has to be fair. I mean of course *inaudible comments* (most likely says: this question should be directed to the Board).

Ken Wotton — Commerzbank

I’ve got three questions please, firstly given what you’ve done in terms of halting operations in Germany but you have not handed back you 3G licence presumably because you’re waiting for the spectre(?) of trading to be allowed and therefore you can recoup some of the investment there. Could you explain what you think will happen in terms of the network rollout obligations under your 3G license and what CAPEX you have to spend in order to retain your licence there? That’s the first question, the second question relates to Xfera in Spain, could you just elaborate slightly on what you think makes this business not worthy of writing down to zero unlike the Italian and German businesses and also just update us on the strategy given the problems with Vivendi at the moment? And then thirdly, could you possibly elaborate any further than you have in the past on how the mechanics of the Finnish takeover rules will work in terms of calculating a 12-month average share price for Sonera when calculating the top-up which will be required from the Telia offer? Thank you.

Regarding Germany’s specific requirements by regulator, there’s a government’s for 25% of the population by the end of 2003 and 50% of the population by the end of 2005 and we have not disclosed a specific sum on how that can be done. Obviously there could be several combinations to that so we’re unable to provide you an exact figure.

Sorry, could you confirm though that you would meet those requirements as you are obligated to do if you can’t disclose that actual numbers?

Let’s put it this way that Telefonica and Sonera have done their analysis during the month of July and ended up with the decision to hold the current GSM/GBRS operations, the next step for the holders and the company is really to look into the new situation to build a business plan that supports the UMTS launch and then make final decisions on how to proceed. At the same time, like you mentioned yourself, following what happens on the regulatory environment and the competitive environment. There isn’t a plan with numbers that anybody would be able to comment on right now. When it comes to Xfera is Harri maybe you want to comment on it.

With Xfera I can kind of say, this is Harri Koponen, is that the business case is completely different in Italy and Germany because as you know in Spain there was a beauty contest, there is no licence fee paid upfront and there are only four licences granted in the Spanish market instead of the six in Germany. So it’s a completely different type of situation and it’s now to early to say why we should write-down this kind of an asset while the government has also eased up some of the requirements and the performance bonds and that kind of thing in the Spanish market. And so we still look at Xfera but there is no basis for a write-down.

When it comes to Vivendi so far all the parties have been supporting the business plan so there is consensus on how to go forward. We don’t today have any news that Vivendi would have changed their views on any of the decisions to go forward. If that happens in the future then we need to take that into consideration. We continue to do impairment testing on Spain on a quarterly basis as we’ve done with all the other businesses as well. The RATA, or the Finnish Financial Supervision, we do not have an official statement from the financial supervision today that we could comment on but we will provide all the necessary information as part of the exchange offer document so that all investors have full knowledge of the different rulings.

Ok could I just ask one follow-up on what you said on Xfera and 3G’s licenses in Germany and Italy? You stated that you have €458 million worth of obligations across those businesses, what is the status of those obligations should you actually pull out completely as opposed to just mothballing the operations in those three countries please? If you had your licence back effectively?

When it comes Germany we don’t have any obligations, when it comes to Italy we have roughly €150 million unpaid of the original license fee and don’t see today a way to reduce that commitment. In Spain the commitment is mainly towards the shareholders or if completely stopping operations then because their performance bond arrangement that we have in place. But today, of course, naturally when we support the Spanish plan and evaluation there is not plan to walk out from the operation which means that the shareholder commitment is that what is of importance and support the development in the operations there so that €450 million total commitment is the sum we should base our assumptions on.

Ok sorry, just one final one, could you remind us what the performance guarantees for Xfera are in total?

It is now at the level of...it’s 440 in total.

440 thank you very much.

Of course you have to remember that the situation is changing in the Spanish market.

I need to go back to it — it’s not 440, the 440 includes additional guarantees given because of a court process relating to the annual frequency fees so the performance, actually the Spanish government has released the first portion of the performance bond which was 60 million of the total performance bond. So we’re closer to a level of 400 million as the performance bond point.

Thank you.

Michael Besley — Morgan Stanley

Most of my questions have been answered but just one quick question, could you just confirm that the interest that you’ve capitalised so far has all been written-off today and then going forward I’m just interested in what your interest expenses are expected to be? You’ve currently got interest approximately equal to your interest expense. Can you explain what that interest income is?

First question, yes, all the capitalised interest has been written off, the second I missed — can you repeat the second question?

Just looking in your financial income and expenses at the moment interest income is approximately equal to interest expense, can you explain what the income is and then what we expect interest to be going forward?

So of the interest income that we show in the reconciliation, €24 million was interest income booked from the German operation and this will now continue in July so if you take then also the capitalisation will now continue. So if you have interest expenses here of 37 million and you have interest income excluding the German of the 10-12 million the net will be 25. Our cash flow based net interest was roughly €27 million for the quarter so that would give you then a picture of how it will continue going forward.

Ok thank you very much.

Brian Rusling — Cazenove

Just a couple of points of clarification, the first one is just on my understanding of Group 3G, effectively you have capped any exposure to Group 3G in your P&L now but Group 3G as a company remains in existence. Is that understanding right? Then can you explain, just on page 7 of your release you’ve got two paragraphs that refer to you being able to maintain your interest in Group 3G if Telefonica Moviles decides to have a capital increase. So is this what you were referring to with regard to the tax losses? So if for some reason Group 3G suddenly develops some value you could lose those tax losses?

First of all if I answer the first question, you said the 3G, the company we will not fund anymore 3G but yes, the company will remain in Germany and they have also a license.

In other words if the operative company in Germany, this is Jari Jaakkola, will continue to make losses we will not book them in our P&L because we have written-down that to zero and we will not invest further in Germany.

I would like to answer the question of will it exist in the future, that depends, of course, if the company can find a feasible and in the current status our partner will want to continue funding and I don’t want to give any answers on behalf of them and the work on any business plan is still open. When it comes to our holding there, if additional equity is required into the company and we will not participate then we could get diluted with our holding.

Given that you have just converted all the loans into equity, how much equity is in the company? So how long can it continue to exist before you then have to take a decision?

Well the company currently has €8 billion in equity but it has a license value of 8.4 billion which is, of course, it’s write-down.

Yes but it can remain in existence and I mean as long as it has positive under German law so it can remain in existence for a long time hoping to have some sort of optionality on the licence spectrum?

Yes that’s right.

And at that stage if they did sell the spectrum then would your tax losses then disappear?

Well the tax authorities will look into the tax losses being permanent so they could speculate on an option value that the company might have. The question of the current topic between us and the authorities is to which level the write-down already today can be considered as the permanent write-down and how much option value you would need to be left there.

I think that it will not take ten years to find out what the most likely outcome of the German operation if there can be transactions that take place that clearly show a much faster if there is an option value of if the total write-down is a permanent one.

But could you use those tax losses next quarter, for example, or the quarter we’re currently in? Or do you have to wait until the tax authorities have decided...

We could, we could.

Ok before moving to the next question, providing you a specific figure on the () that we already gained, a number of Ipse’s performance points or the amount of that is €387 million. May I have the next question please.

Ayse Moroz — Raymond James Securities

My only question is regarding Turkcell actually, we know that Pamukbank own 8% of shares of Turkcell and is under privatisation process here and it’s going to be sold. Do you have any interest in those 8% shares held by Pamukbank at all? Thank you.

Thank you, this is Harri Koponen. First of all we are supporting our local partner in Turkey and so we don’t have any intention to create any crisis between the shareholders and then, first of all the situation is by far over, as far as I’ve understood. So that there are some legal proceedings going on in Turkey and we are supporting at this point in time our local partner. And, of course, then if the situation goes where you mentioned that, you know, it goes to a sale and that our local partner can’t attempt to buy then we have to look into this matter but we don’t speculate on that topic and as we said we are supporting our local partner there.

Ok thank you.

Jaakko Paloheimo — Opstock Securities

I would like to hear a quick update on the Finnish mobile market and update also on your MMS services and how you see the market environment plus your targets with MMS going forward? Thank you.

Thank you Anni Vepsalainen will take your question.

Maybe I’ll start with your () question about MMS, as already mentioned in today’s press conference here in Helsinki we have started our MMS service on 11th June and we are pretty satisfied with how the sales are moving forward and currently we are the only operator in Finland offering an MMS service. And, of course, we are waiting for the others to come and then the market will really start growing in Finland. But as I said we are very satisfied with the sales that are going on right now. And then was your first question about the overall situation in the Finnish mobile market. If you look at the second quarter results you can see that we have been able to maintain our strong position in the Finnish mobile being clearly the market leader and we have been able to gain a positive results in our subscription the () being 42,000 new subscriptions during the second quarter. And regarding the outlook for the rest of the year, as we have stated we are expecting that we will slightly exceed our EBITDA margins in Europe and now I will stress the word ‘slightly’. And did you have any more specific questions on the Finnish mobile market?

No this is all I had, thank you very much.

Conclusion

Thank you very much, it is time for our () and I think that the Telia conference call is now about to begin or has just begun so we will conclude our () in Helsinki and wish you a good continuance for the day. Thank you very much for your attention, thank you.

Forward-Looking Statements

This document contains forward-looking statements regarding the timing of certain regulatory approvals relating to the planned merger between Telia and Sonera and the timing of Telia’s exchange offer to Sonera’s shareholders and warrant holders. Statements that are not strictly historical statements, including statements about Telia’s and Sonera’s beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Telia and Sonera are under no obligation to, and expressly disclaim such obligation to, update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

The combination of Telia and Sonera will be implemented through an exchange offer made by Telia to the shareholders of Sonera. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 that will be filed with the U.S. Securities and Exchange Commission (the “SEC”). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents will contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Sonera relating to the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden Attention: External Communications and Investor Relations (tel: 46 8 7137143), or Sonera Corporation, Investor Relations, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland, Attention: Investor Relations (tel: 358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.